Exhibit 99.1

First Phosphate Corp CEO Announces Increase in Shareholdings Including Recent Open Market Purchases

Toronto, Ontario--(Newsfile Corp. - July 30, 2024) - On July 29, 2024, First Phosphate CEO, John Passalacqua, indirectly acquired a total of 366,500 common shares (“Shares”) of First Phosphate Corp. (the “Company”) (CSE: PHOS) (OTC: FRSPF) (FSE: KD0) in the open market.

Mr. Passalacqua now beneficially owns and controls 11,204,529 Shares and 2,941,500 securities convertible into Shares representing approximately 18.82% of the outstanding Shares on a non-diluted basis and 18.11% on a partially diluted basis assuming exercise of all such convertible securities. Prior to the acquisitions noted above, Mr. Passalacqua beneficially owned and controlled 9,798,607 Shares, 1,200,000 incentive stock options, and 122,500 common share purchase warrants each convertible into one Share. Given recent equity issuances, this represents a percentage decrease of approximately 2.69% on a non-diluted basis and 2.86% on a partially diluted basis from what was reported in the previously filed Early Warning Report of June 21, 2023.

Mr. Passalacqua had previously acquired beneficial ownership, through ExpoWorld Ltd., a corporation over which Mr. Passalacqua exercises control, of: (i) 378,948 restricted share units (“RSUs”) on September 1, 2023; and (ii) 792,000 RSUs and 150,000 incentive stock options and 875,000 warrants on December 29, 2023. Of the RSUs noted above, 189,474, 189,474 and 198,000 vested and were exercised effective September 1, 2023, November 30, 2023 and May 31, 2024, respectively, and an equal number of Shares were issued upon exercise in each instance for no additional consideration resulting in an aggregate issuance of 576,948 Shares and the net acquisition of 1,619,000 convertible securities in the Company beneficially owned by ExpoWorld. In addition: (i) ExpoWorld acquired 189,474 Shares on December 29, 2024 as consideration for the settlement of $72,000 of debt; and (ii) Shpirtrat Trust acquired 20,000, 253,000, and 366,500 Shares on November 30, 2023, March 20, 2024 and, July 29, 2024, respectively, through the facilities of the Canadian Securities Exchange, at prices of approximately $0.33, $0.22 and $0.17 per Share, respectively, for an aggregate purchase price of $123,063.

The securities were acquired indirectly by Mr. Passalacqua, through Shpirtrat Trust and ExpoWorld Ltd., as consideration and for investment purposes. Mr. Passalacqua has a long-term view of the investment and may acquire additional securities of the Company including on the open market or through private acquisitions or sell securities of the Company including on the open market or through private dispositions in the future depending on market conditions, reformulation of plans and/or other relevant factors. ExpoWorld is located at 4936 Yonge St., Suite 153 Toronto, Ontario, M2N 6S3. The Company is located at 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia V6E 4N7. A copy of ExpoWorld’s early warning report will appear on the Company’s profile on SEDAR+ and may also be obtained by calling Bennett Kurtz, Company CFO, at +1 (416) 200-0657.

For additional information regarding First Phosphate, please contact:

Bennett Kurtz, CFO bennett@firstphosphate.com

Tel: +1 (416) 200-0657

Investor Relations: investor@firstphosphate.com

Media Relations: media@firstphosphate.com

Website: www.FirstPhosphate.com

Twitter: https://twitter.com/FirstPhosphate

LinkedIn: https://www.linkedin.com/company/first-phosphate

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